P.E. 2/11/02

1-10277

02012867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

P

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

CRG/H

Mitsubishi Tokyo Financial Group, Inc.

Application for commencement of corporate rehabilitation procedures in regard to Sports Shinko Co. Ltd.: Eventual possibility of credit losses

Tokyo, February 4, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that as a result of the application by the Resolution and Collection Corporation to the Osaka District Court for commencement of corporate rehabilitation procedures in regard to Sports Shinko Co. Ltd. (Sports Shinko), credits provided to Sports Shinko by MTFG`s subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB), eventually may not be repaid.

1. Outline of Sports Shinko

(1) Head Office:	4-2, Banzaicho, Kita-ku, Osaka, Japan.
(2) Representative:	Toshio Kinoshita.
(3) Capital:	90 million yen.
(4) Business:	Construction and operation of golf courses.

2. Event and date of occurrence

Application on the 28th of January 2002 by the Resolution and Collection Corporation to the Osaka District Court for commencement of corporate rehabilitation procedures in regard to Sports Shinko.

3. Outstanding credit balances to Sports Shinko

BTM:	2,859 million yen.
MTB:	5,988 million yen.

4. Influence on MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

* * *

Contact: Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136.

Bank of Tokyo-Mitsubishi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : February 4, 2002

By Koji Nishimoto

Koji Nishimoto
Chief Manager
General Affairs Office